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                            November 14, 2023

       Ryan Savitz
       Chief Financial Officer
       Dianthus Therapeutics, Inc.
       7 Times Square
       43rd Floor
       New York, New York, 10036

                                                        Re: Dianthus
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 4,
2023
                                                            File No. 333-274863

       Dear Ryan Savitz:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that on September 11, 2023, Dianthus completed its merger with Magenta
                                                        Therapeutics, Inc. and,
as you disclose on page 4, the business now conducted by the combined company is
primarily the business conducted by Dianthus Therapeutics OpCo,
                                                        Inc. As part of the
merger transaction, the company distributed to Magenta stockholders of record a
non-transferrable contingent value right relating to the disposition or monetization of Magenta
  s legacy business assets and separately terminated most of
                                                        Magenta   s legacy
employees and executives. Given these circumstances, please tell us your basis for
registering this transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell
Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as
                                                        reiterated in Special
Purpose Acquisition Companies, Shell Companies, and Projections,
                                                        Release No. 33-11048
(March 30, 2022) at n. 239 and accompanying text.
 Ryan Savitz
Dianthus Therapeutics, Inc.
November 14, 2023
Page 2
       Alternatively, please amend your registration statement to register the offering on Form S-
       1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Savitz
                                                            Division of
Corporation Finance
Comapany NameDianthus Therapeutics, Inc.
                                                            Office of Life
Sciences
November 14, 2023 Page 2
cc:       Branden C. Berns
FirstName LastName